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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)


                            APEX SILVER MINES LIMITED
                            -------------------------
                                (Name of Issuer)


                         Ordinary Shares, $.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                   GO474 10 3
                                 -------------
                                 (CUSIP Number)


                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 1998
              ---------------------------------------------------
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D

CUSIP No. GO474 10 3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Moore Capital Management, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                a[ ]
                                  b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Connecticut

                        7.  SOLE VOTING POWER
                            None

                        8.  SHARED VOTING POWER
NUMBER OF
  SHARES                    2,259,342
BENEFICIALLY
 OWNED BY
   EACH                 9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    None
   WITH
                       10.  SHARED DISPOSITIVE POWER

                            2,259,342

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,259,342

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.7%

14. TYPE OF REPORTING PERSON*
    CO, IA


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SCHEDULE 13D

CUSIP No. GO474 10 3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis M. Bacon

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                a[ ]
                                  b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

                   7.  SOLE VOTING POWER

                       None

                   8.  SHARED VOTING POWER
NUMBER OF
  SHARES               2,817,600
BENEFICIALLY
 OWNED BY
   EACH            9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH

                  10.  SHARED DISPOSITIVE POWER

                       2,817,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,817,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.6%

14.  TYPE OF REPORTING PERSON*
     IN, IA


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SCHEDULE 13D

CUSIP No. GO474 10 3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Moore Global Investments, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                a[ ]
                                  b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Bahamas

                   7.  SOLE VOTING POWER

                       None

                   8.  SHARED VOTING POWER
NUMBER OF
  SHARES               2,259,342
BENEFICIALLY
 OWNED BY
   EACH            9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               None
   WITH

                  10.  SHARED DISPOSITIVE POWER

                       2,259,342

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,259,342

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.7%

14.  TYPE OF REPORTING PERSON*
     CO


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     This statement  amends and  supplements  the  information  set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on December 5, 1997, as amended, and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3.  Sources  and  Amounts of Funds or Other  Consideration

     The first sentence of Item 3 is revised and amended in its entirety as set forth below.

     MGI and the Fund expended an aggregate of approximately $27,104,650 of working capital to purchase the 2,817,600 Ordinary Shares held by them.

Item 5.  Interest in Securities of the Issuer

     Items 5(a) through 5(c) are revised and amended in their entirety as set forth below.

     (a)-(b) On the date of this Statement:

     (i) Mr.  Bacon is deemed  to have  beneficial  ownership  for  purposes  of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 2,817,600 Ordinary Shares by virtue of his control of MCM and the general partner of the Fund. Such shares represent 14.6% of the issued and outstanding Ordinary Shares. Also by virtue of his control of MCM and the general partner of the Fund, Mr. Bacon is deemed to share voting power and dispositive power over the Ordinary Shares held by MGI and the Fund.


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     (ii) MCM is deemed  to have  Beneficial  Ownership  of  2,259,342  Ordinary
Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 11.7% of the issued and outstanding Ordinary Shares. MCM is vested with the power to direct disposition of the Ordinary Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Ordinary Shares.

     (iii) MGI has Beneficial Ownership of 2,259,342 Ordinary Shares held by it. Such shares represent 11.7% of the issued and outstanding Ordinary Shares. MGI currently does not exercise dispositive power over such shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading dvisory agreement with MCM.

     The percentages used herein are calculated based upon the 19,348,076 Ordinary Shares stated to be issued and outstanding at May 8, 1998, as reflected in the Company's report on Form 10-Q for the quarter ended March 31, 1998.

     To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of the Ordinary Shares.

     (c) On June 26, 1998, MGI and the Fund purchased in an over-the-counter transaction 344,482 and 75,618 Ordinary Shares, respectively, at a price per share of $9.00. Such purchases were the only transactions effected by the Reporting Persons with respect to Ordinary Shares since the filing of Amendment No. 1 to the Schedule 13D on May 12, 1998.


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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1998

                         MOORE CAPITAL MANAGEMENT, INC.

                         By:    /s/ Stephen R. Nelson
                                ----------------------------
                                Name:  Stephen R. Nelson
                                Title: Vice President



                         LOUIS M BACON

                         By:    /s/ Stephen R. Nelson
                                ----------------------------
                                Stephen R. Nelson
                                Attorney in Fact



                         MOORE GLOBAL INVESTMENTS, LTD.

                         By:    /s/ Stephen R. Nelson
                                ----------------------------
                                Name:  Stephen R. Nelson
                                Title: Attorney in Fact